Exhibit 99.1

Leading Research Institute in Hong Kong Purchases Nano Dimension
DragonFly Pro 2020 3D Printer

NESS ZIONA, Israel, January 17, 2018 - Nano Dimension Ltd., the world’s leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that a leading research institute from Hong Kong has purchased the company’s DragonFly 2020 Pro 3D Printer. The institute has informed us that it expects to use the DragonFly 2020 Pro for advanced 3D printed electronics.

This research institute is the second customer in the Asia Pacific region that will receive the award-winning printer. Inaugural customers of the DragonFly 2020 Pro span a wide range of industries including research, higher education, aerospace and defense, automotive, intelligent systems, microprocessors, and electronics. In addition, Nano Dimension’s partners and Customer Experience Centers worldwide are offering product demonstrations of the DragonFly 2020 Pro for interested customers.

“Since the launch of the DragonFly 2020 Pro, we have seen world-class companies and organizations begin producing 3D-printed functional circuits and printed circuit boards for rapid prototyping and custom additive manufacturing,” said Amit Dror, CEO of Nano Dimension. “We are extremely excited to begin 2018 with sales to new customers and partners with whom we’ll work closely in exploring and developing potential applications.”

The DragonFly 2020 Pro 3D Printer is transforming additive manufacturing for electronics development by empowering companies to take control of their entire development cycle. The system enables the 3D-printing of functional electronics such as sensors, conductive geometries, antennas, molded connected devices, printed circuit boards and other devices.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping, and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that the institute expects to use the DragonFly 2020 Pro for advanced 3D printed electronics, that its partners and Customer Experience Centers worldwide are offering product demonstrations of the DragonFly 2020 Pro for interested customers, and when it discusses working closely in exploring and developing potential applications with new customers and partners. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com